Exhibit 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

($ in millions)

	Thirteen weeks ended		Fiscal Year Ended
	May 5,	Apr. 29,	Feb. 3,	Jan. 28,	Jan. 30,	Jan. 31,	Feb. 1,
	2018	2017	2018	2017	2016	2015	2014
NET EARNINGS
Net income	$165	$180	$284	$664	$541	$520	$429
Income tax expense	64	89	294	340	296	289	234
Interest expense, excluding capitalized interest	3	3	12	11	11	11	11
Portion of rents deemed representative of the interest factor (1/3)	72	67	287	269	252	249	236
	$304	$339	$877	$1,284	$1,100	$1,069	$910
FIXED CHARGES
Gross interest expense	$3	$3	$12	$11	$11	$11	$11
Portion of rents deemed representative of the interest factor (1/3)	72	67	287	269	252	249	236
	$75	$70	$299	$280	$263	$260	$247

RATIO OF EARNINGS TO FIXED CHARGES	4.1	4.8	2.9	4.6	4.2	4.1	3.7